December 19, 2011

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fidelity D & D Bancorp, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed March 29, 2011
Form 10-Q for Fiscal Quarter Ended
September 30, 2011
Filed November 10, 2011
File No. 333-90273

Dear Mr. Nolan:
In response to the staff’s comment letter dated November 18, 2011 concerning the above referenced filings for Fidelity D & D Bancorp, Inc. (the “Company”), the requested information is submitted below. The numbered paragraphs set forth below correspond to the numbered paragraphs in the staff’s comment letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Financial Statements

Note 3 – Investment Securities, page 9

1.
We note your response to comment #3 from our August 4, 2011 comment letter in which you indicate that two securities were initially rated “double-A” at the time of acquisition   by nationally recognized statistical rating organizations and that you use the guidance in ASC 325-40-35 in your OTTI methodology. Since these securities are of high credit quality due to their “double-A” rating at the time of acquisition, it appears they are not in the scope of ASC 325-40. Please revise to measure credit loss for OTTI purposes using the guidance in ASC 320-10-35 and tell us the impact on your financial statements as of December 31, 2010 and for subsequent quarters in 2011 or explain to us why you believe these securities are in the scope of ASC 325-40.

Blakely & Drinker Streets
Dunmore, Pennsylvania 18512
(570) 342-8281 • 1-800-388-4380
fax: (570) 346-5724
www.bankatfidelity.com
e-mail: fidelity@fddbank.com

John P. Nolan
December 19, 2011

Management’s Response:

The two securities, Preferred Term Security (“PreTSL”) XXIV tranche B-1 (“PreTSL 24”) and PreTSL XXVII tranche B (“PreTSL 27”), which had a “double-A” rating at the time of acquisition, were both downgraded to below investment grade by a nationally recognized statistical rating organization on March 27, 2009.  At December 31, 2010, PreTSL 24 was rated Caa3 and CC by Moody’s and Fitch, while PreTSL 27 was rated Ca and CC by Moody’s and Fitch.

PreTSL 27’s impairment was deemed temporary, as the amortized cost was determined to be fully recovered.  In assessing whether the entire amortized cost basis of the security would be recoverable, the present value of cash flows expected to be collected from the security was compared to the amortized cost basis of the security simulated over 10,000 Monte Carlo time-to-credit default scenarios.  Under the Monte Carlo scenarios for December 31, 2010 through September 30, 2011, the probability of full recovery of amortized cost was deemed likely with results ranging between 87% and 89% of scenarios showing full recovery of principal and interest on a present value basis.  The Company’s policy states that impairment is deemed OTTI when greater than 50% of the scenarios result in a loss.  A loss for this purpose occurs when the present value of expected cash flows is less than amortized cost of the security.  As such, with only 13% to 11% of scenarios indicating a loss, the impairment on PreTSL 27 was deemed temporary under ASC 320-10-35-33C and the unrealized loss, net of tax, was reported through the Balance Sheet as a component of OCI within Shareholder’s Equity.  If the loss scenarios ever exceed 50% probability, the estimated cash flows expected to be collected discounted at the effective interest rate implicit in the security at the date of acquisition will be compared to the amortized cost and any difference measured will be recognized as an initial credit loss for OTTI purposes in that reporting period.

Conversely, PreTSL 24’s December 31, 2010 Monte Carlo scenarios resulted in less expected cash flows than the tranche’s amortized cost in 100% of the scenarios.  Accordingly, the impairment was deemed OTTI under ASC 320-10-35-33C.  This was the first quarterly statement date on which the PreTSL 24 cash flows expected to be collected were less than its amortized cost.  At that point, a decision was made to apply ASC 325-40 guidance to measure credit loss for OTTI.  This was done not only because the security had a current rating of “single C.” More so, it was due to the understanding that the security’s collateral value (beneficial interest) was insufficient to ensure the recovery of amortized cost (the possibility of credit loss is no longer remote), with the high certainty that credit loss existed with loss occurring in each of the 10,000 Monte Carlo iterations, thus indicating that it no longer qualified as high credit quality to meet the scope exception under ASC 325-40-15.

The expected cash flows on PreTSL 24 at December 31, 2010 and each subsequent quarter in 2011 was discounted at a rate derived from observed market rates of return.  Under ASC 320-10-35-33D, one way of estimating would be to consider the methodology described in ASC 310-10-35 for measuring impairment on the basis of the present value of expected future cash flows.  ASC 310-10-35-22 allows, as a practical expedient, to measure impairment based on observable market price.  The Company did, in fact, measure credit loss impairment based on an observable market price discount rate of the Bloomberg U.S. Bank unsecured debt BBB indexes interpolated based upon the underlying portfolio credit risk and the security’s weighted-average life.  The market discount rate calculated was used to determine the present value estimate of cash flows expected to be collected from the security.  This present value was compared to the amortized cost and the difference was measured to initially recognize credit loss for OTTI purposes.

John P. Nolan
December 19, 2011

 The Company performed present value calculations to discount the security’s estimated cash flows at the effective interest rate implicit in the security at the date of acquisition – that is, three-month LIBOR plus a discount margin of 152.9bp.  The starting amortized cost was $2,197,484 of which $1,777,729 was recognized as credit loss at December 31, 2010.  Utilizing ASC 320-10-35-33D discount rate methodology, PreTSL 24’s credit loss OTTI would have been:

Measurement date	Credit loss measured with effective interest rate implicit in the security at the date of acquisition	Credit loss recognized with observable market inputs	Pre-tax income under (over) stated	Cumulative variance
December 31, 2010	$1,147,523	$1,777,729	$630,206	$630,206
March 31, 2011	397,139	74,692	(322,447)	307,759
June 30, 2011	-	-	-	307,759
September 30, 2011	-	-	-	307,759

The approach used by the Company to estimate present value of cash flows expected to be recovered was more conservative in that $1,852,421 of total credit loss OTTI was recognized with observable market inputs compared to $1,544,662 recognized with effective interest rate implicit in the security at the date of acquisition.  This resulted in a cumulative difference of $307,759, or 20% more loss recognized to-date.   Under both methodologies, the estimated cash flows increased at the June and September measurement dates, thus resulting in no adverse change.

The $203,121 cumulative variance, net of income tax, effect on the financial statements is comprised of the following net of income tax amounts:

➢	$415,936 less net loss, or $0.19 change in EPS, as of December 31, 2010.

➢
the three-months ended March 31, 2011, six-months ended June 30, 2011 and the nine-months ended September 31, 2011 net income would have been reduced by $212,815, or $(0.10) change in each period’s EPS.

John P. Nolan
December 19, 2011

The variance is neither significant nor material to the financial statements for each period.  After reviewing the SEC’s comment and guidance that these securities are considered high credit quality due to their “double-A” rating at the time of acquisition, the Company will change estimate methodology to use the effective interest rate implicit in the security at the date of acquisition in accordance with ASC 320-10-35-33D as the discount rate in measuring credit loss for OTTI purposes in future filings on PreTSL 24 and 27.

2.
We note your responses to comments #4 and #5 from our August 4, 2011 comment letter. ASC 325-40-35-6 and ASC 320-10-35-33E indicate that in measuring the credit loss for OTTI purposes for securities in the scope of ASC 325-40, cash flows should be discounted at a rate equal to the current yield used to accrete the beneficial interest. Please tell us clearly whether you used the current yield used to accrete the beneficial interest as your discount rate in measuring credit loss for OTTI purposes at December 31, 2010 and in subsequent quarters in 2011. If you did not, please explain why and tell us the impact on your financial statements as of December 31, 2010 and for subsequent quarters in 2011 if you had used the current yield.

Management’s Response:

The current yield used to accrete the beneficial interest was not used in accordance with ASC 325-40-35-6.

Instead the discount rates utilized were derived from observed market rates of return for comparable floating rate assets pursuant to ASC 320-10-35-33D, utilizing the methodology described in ASC 310-10-35-22 and referenced as “revised yield is changed to a market rate (footnoted to changes in interest rate of plain-vanilla, variable-rate beneficial interest)” in implementation guidance table at ASC 325-40-55-1.  The implementation guidance was construed that a proper way of estimating would be to consider the methodology described in ASC 310-10-35 for measuring impairment on the basis of the present value of expected future cash flows.  In this case as a practical expedient, the Company measured credit loss impairment based on an observable market price.  The results using a market discount rate calculated for each security was believed to be prudent accounting and more conservative methodology to estimate present value of cash flows expected to be recovered at each measurement date. The market discount rate calculated for each security was used to determine the fair value estimate of the present value of cash flows expected to be collected from each security.  This fair value was compared to the amortized cost and the difference was measured to recognize credit loss for OTTI purposes.

John P. Nolan
December 19, 2011

Pursuant to the staff’s comment number 2, the current yield used to accrete the beneficial interest was calculated in accordance with paragraph 325-40-35-6.  The yields used to accrete the beneficial interest, stated as the discount margin added to three-month forward LIBOR, used to determine the present value of cash flows expected to be collected at each measurement date were as follows:

Security	Deal	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
PreTSL IV	4	2.285%	2.285%	2.514%	2.514%
PreTSL V	5	2.162%	2.162%	N/A	N/A
PreTSL VII	7	2.311%	2.311%	N/A	N/A
PreTSL IX	9	2.974%	2.974%	2.974%	4.081%
PreTSL XI	11	2.092%	2.092%	2.092%	2.092%
PreTSL XV	15	1.570%	1.570%	N/A	N/A
PreTSL XVII	17	1.260%	1.260%	N/A	N/A
PreTSL XVIII	18	1.377%	1.377%	1.377%	1.858%
PreTSL XIX	19	1.202%	1.202%	5.076%	5.076%
PreTSL XXV	25	3.689%	3.689%	N/A	N/A
N/A – The discount margin is not applicable due to the security’s amortized cost was previously written down to zero.

The impact on the financial statements as of December 31, 2010 and for subsequent quarters in 2011 was calculated for each above OTTI security.  If the current yield used to accrete the beneficial interest had been used, the total and cumulative credit losses OTTI would have been:

Measurement date	Credit loss measured by current accretion yield	Credit loss recognized by market discount rate	Pre-tax income under (over) stated	Cumulative variance
December 31, 2010	$5,816,565	$7,554,592	$1,738,027	$1,738,027
March 31, 2011	1,084,405	-	(1,084,405)	653,622
June 30, 2011	519,488	-	(519,488)	134,134
September 30, 2011	220,666	5,798	(214,868)	(80,734)

The Company initially calculated lower estimated present value of cash flows expected to be recovered. The difference between the two discount rate methodologies ultimately led to an immaterial total timing difference in the recognition of $7,560,390 compared to $7,641,124, or $80,734 less cumulative credit loss OTTI.  Utilizing the current yield method to accrete the beneficial interest would have resulted in $1,738,027 less credit loss for 2010, but $1,818,761 of additional credit loss would have been recognized in 2011.  This substantiates the losses realized earlier using the market discount rate as of December 31, 2010.   The cumulative variance of $80,734 represents a less than a 1% difference in estimate of total credit losses, when comparing the two discount methodologies.

John P. Nolan
December 19, 2011

The $53,284 cumulative variance, net of income tax, effect on the financial statements is comprised of the following net of income tax amounts:

➢	$1,147,098 reduction of net loss, or $0.54 change in EPS, as of December 31, 2010.
➢	the three-months ended March 31, 2011 net income would have been reduced by $715,707, or $(0.33) change in EPS.;

➢
the three-months ended June 30, 2011 net income would have been reduced by $342,862, or $(0.15) change in EPS, and the six-months ended June 30, 2011 net income would have been reduced by $1,058,569, or $(0.48) change in EPS.;

➢
the three-months ended September 30, 2011 net income would have been reduced by $141,813, or $(0.06) change in EPS, and the nine-months ended September 31, 2011 net income would have been reduced by $1,200,382, or $(0.54) change in EPS.

The cumulative variance, net of income tax is not material to the financial condition of the Company as of September 30, 2011.  After reviewing the SEC’s comment, further research into ASC 325 and recalculating the impact had the current yield to accrete the beneficial interest had been used, the Company will change estimate methodology to use the current yield to accrete the beneficial interest in accordance with ASC 325-40-35-6 as the discount rate in measuring credit loss for OTTI purposes on the remaining five PreTSL securities in future filings.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or me directly at (570) 504-8000.

Sincerely, /s/ Salvatore R. DeFrancesco, Jr.
Salvatore R. DeFrancesco, Jr. Chief Financial Officer